April 28, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Jeffrey Riedler and Rose Zukin

Re: Biomoda, Inc.
Registration Statement on Form S-1
Filed April 9, 2010
File Number 3330165966

Dear Mr. Riedler and Ms. Zukin:

On behalf of Biomoda, Inc. (the “Company”), this letter provides the Company’s responses to the Staff’s comments in its letter dated April 19, 2010, concerning the Company’s Form S-1 filed with the SEC on April 9, 2010.  The responses below are numbered to correspond with the comments from the Staff’s letter.

Question 1:

1. We note your disclosure in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 that management concluded that your internal control over financial reporting was not effective as of December 31, 2009.

Please amend your Form 10-K for the Fiscal Year Ended December 31, 2009 to provide additional information regarding your internal controls and procedures in compliance with Item 308 of Regulation S-K. Specifically, please disclose whether there were any material weaknesses related to the policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect your transactions and dispositions of your assets;

•	Provide reasonable assurance that your receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax www.srff.com

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Response:

We will amend our Form 10-K for the Fiscal Year Ended December 31, 2009, to provide additional information regarding our internal controls and procedures in compliance with Item 308 of Regulation S-K as follows:

“Management noted that there were no material weaknesses identified related to the policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

•	Provide reasonable assurance that our receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.”

Question 2:

2. In addition, please expand your disclosure to discuss the steps that you are undertaking to improve your internal controls, including a detailed description of the steps being undertaken to address each of the material weaknesses and significant deficiencies identified by your auditors. Please also disclose the specific improvements you intend to make to your periodic financial statement close process.

Response:

Please note that, to date, our auditors have not been required to provide an attestation report on our internal control over financial reporting.  The material weaknesses and significant deficiencies identified in our Form 10-K have been identified by the Company as part of its 2009 assessment of its internal control over financial reporting.

We will amend our Form 10-K for the Fiscal Year Ended December 31, 2009, to provide additional information regarding our internal controls and procedures as follows:

 “The Company's material weaknesses exist in its period-end closing procedures and specifically relate to the procedures designed to ensure that:

1.	All expenses are properly accrued and reported in the proper period;

2.	Deferred charges are properly amortized to expense in the proper accounting period; and

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax www.srff.com

3.	All required GAAP and SEC disclosures are made in its annual filings.

To remedy these material weaknesses, the Company intends to modify its monthly closing procedures to allow for additional levels of management review to ensure all expenses are recorded or amortized in the correct accounting period.  The Company will also implement additional procedures, including the use of disclosure checklists and possibly outside consultants, if cost effective, to ensure required GAAP and SEC disclosures are made in its annual and quarterly reports.”

On behalf of the Company, we confirm that the Company acknowledges that:

	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact me at (212) 398-9632.

Very Truly Yours,

/s/ Thomas A. Rose
Thomas A. Rose

cc:  Mr. John J. Cousins

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax www.srff.com